UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                       VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)


                                  927428 20 1
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                                 (CUSIP Number)


                                  Peter D. Anzo
                      President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 29, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  927428 20 1                          13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Kinder Gelt, LP
                          58-1354621
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*
                                       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     Georgia

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            588,235
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             588,235
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      588,235 shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      34.83%

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 14   TYPE OF REPORTING PERSON*

                                       PN
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
CUSIP No.  927428 20 1                          13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Henry Hirsch
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*
                                       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     Georgia

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            668,749
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             668,749
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      668,749 shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      38.70%

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 14   TYPE OF REPORTING PERSON

                                       IN
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
                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER
----------------------------

The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), Of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 2839 Paces Ferry Road, Suite 1170, Atlanta, GA 30339.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

This Schedule 13D is filed by Kinder Gelt, L.P., a Georgia limited partnership ("Kinder Gelt") and its sole general partner, Mr. Henry Hirsch ("Mr. Hirsch"). Mr. Hirsch is a citizen of the United States and a Trustee of the Trust. This
Schedule 13D amends (only with respect to the items listed herein), and should be read in conjunction with, the Schedule 13D filed by Mr. Hirsch on August 2, 1996.

Kinder Gelt's principal business is investments, and its principal business and office addresses are 2700 Delk Road, Suite 100, Marietta, GA 30067.

Mr. Hirsch's principal business is investments, and Mr. Hirsch's principal business and office addresses are 2700 Delk Road, Suite 100, Marietta, GA 30067.

During the last five years, neither Kinder Gelt nor Mr. Hirsch have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
----------------------------------------------------------

On April 29, 1999, Kinder Gelt purchased 588,235 Preferred Units of Vinings Investment Properties, L.P. (the "Operating Partnership"), which is a subsidiary of the Trust for an aggregate purchase price of $2,500,000. The Preferred Units are convertible on a one-for-one basis into Shares of the Trust, at any time after April 29, 2000 at the option of the holder, or at the election of the Trust, for cash equal to the fair market value of such Shares at the time of the conversion.

The source of the funds for the purchase of the 588,235 Preferred Units of the Trust was from personal funds of Mr. Hirsch.



ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

As described in Item 3 above, Kinder Gelt purchased 588,235 Preferred Units of the Trust in a private transaction that was completed on April 29, 1999 for investment purposes only.

Neither Kinder Gelt nor Mr. Hirsch, as sole general partner of Kinder Gelt, have any present plan or proposal, except as may be required to carry out his duties and responsibilities as a Trustee of the Trust, which relate to or would result in:

(a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust; however, no assurance can be given that as general partner of Kinder Gelt, Mr. Hirsch may not, from time to time, acquire or dispose of additional securities of the Trust depending on future market conditions;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

(d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Trust;

(f) any other material change in the Trust's business or corporate structure;

(g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER:
-----------------------------------------

(a) According to the Trust's most recent Form 10-Q filed on May 17, 2000 with the Securities and Exchange Commission there were 1,100,491 shares of Common stock issued and outstanding.

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each of Kinder Gelt and Mr. Hirsch may be found in rows 11 and 13 of each of their respective cover pages. As sole general partner of Kinder Gelt, Mr. Hirsh may be deemed the beneficial owner of the securities for which Kinder Gelt has voting and dispositive power.

In addition, Mr. Hirsch may be deemed to beneficially own 12,002 Shares held in trust for the benefit of others by virtue of the fact that his wife is a co-trustee of the trusts. Mr. Hirsch expressly disclaims beneficial ownership of the 12,002 Shares held in trust and the filing of this Schedule 13D shall not be deemed an admission that Mr. Hirsch is the beneficial owner of such Shares.

(b) Kinder Gelt and Mr. Hirsch each possesses the voting and dispositive power as found in rows 7 through 10 of each of their respective cover pages regarding the shares discussed herein.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) Upon conversion of the Preferred Units of the Operating Partnership into Shares, the partners of Kinder Gelt would be entitled to receive dividends on the Shares and any proceeds from a sale of the Shares.

(e) Not applicable.


ITEM 6. CONTRACTS, ARANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
--------------------------------------------------------------------------------

Other than the Joint Filing Agreement attached as Exhibit 99.1 to this Schedule 13D, and except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to the securities of the Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

(a) Joint Filing Agreement





                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 14 , 2000                         KINDER GELT, L.P.


                                             By:________________________________
                                                Signature


                                                ________________________________
                                                Henry Hirsch, As General Partner